UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                  For the fiscal year ended: December 31, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                                   PO Box 175
                              Slate Hill, NY 10973

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2000 are presented herein.



Exhibits:

23.  Consent of KPMG LLP, independent auditors

                               Balchem Corporation
                          401(k) / Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules

                          Year ended December 31, 2000


                                    CONTENTS


Independent Auditors' Report                                           1


Financial Statements:

         Statements of Net Assets Available for Plan Benefits
         as of December 31, 2000 and 1999.                             2

         Statements of Changes in Net Assets Available for Plan
         Benefits for the years ended December 31, 2000 and 1999.      3

Notes to Financial Statements                                          4

Supplemental Schedules:

Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for
         Investment Purposes at End of Year.                          11

Schedule H, Part IV, Line 4(j) - Schedule of Reportable
         Transactions.                                                12

                               BALCHEM CORPORATION
                           401 (k)/PROFIT SHARING PLAN

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                               BALCHEM CORPORATION
                           401(k)/Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules


                                    Contents


                                                                            Page

Independent Auditors Report                                                  1

Financial Statements:

      Statements of Net Assets Available for Plan Benefits as of
           December 31, 2000 and 1999                                        2

      Statements of Changes in Net Assets Available for Plan Benefits
           for the Years ended December 31, 2000 and 1999                    3

Notes to Financial Statements                                                4

Supplemental Schedules:

      Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for
           Investment Purposes at End of Year                               11

      Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions  12

                          Independent Auditors' Report


Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            /s/ KPMG LLP
                                                            ------------
                                                            KPMG LLP

June 6, 2001

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999



                                                 2000             1999
                                              ----------       ----------

Assets:
    Investments                               $4,953,022        4,665,661
    Receivables:
       Employer's contribution                   217,731          195,084
       Participants' contributions                32,786           31,167
       Interest                                    1,012              904
                                              ----------       ----------

                   Total assets               $5,204,551        4,892,816
                                              ==========       ==========


See acompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999

                                                                              2000                   1999
                                                                           -----------           -----------
Additions:
    Investment income:
       Interest                                                            $    39,785                37,755
       Dividends                                                                48,999                58,592
       Net (depreciation) appreciation in fair value of investments           (267,656)              293,362
                                                                           -----------           -----------

                                                                              (178,872)              389,709
                                                                           -----------           -----------

    Contributions:
       Participants                                                            533,311               494,671
       Employer                                                                350,275               292,982
                                                                           -----------           -----------

                                                                               883,586               787,653
                                                                           -----------           -----------

                   Total additions                                             704,714             1,177,362
                                                                           -----------           -----------

Deductions:
    Benefits paid to participants                                             (400,433)             (399,337)
    Fees                                                                        (2,105)               (1,335)
    Other, net                                                                   9,559                  --
                                                                           -----------           -----------

                   Total deductions                                           (392,979)             (400,672)
                                                                           -----------           -----------

Net increase in net assets available for plan benefits                         311,735               776,690

Net assets available for plan benefits at beginning of year                  4,892,816             4,116,126
                                                                           -----------           -----------

Net assets available for plan benefits at end of year                      $ 5,204,551             4,892,816
                                                                           ===========           ===========


See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)        Description of the Plan

           The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Effective January 1, 1998, Balchem Corporation (the Company) amended and restated its Employees 401(k) Savings Plan to provide supplemental retirement benefits exclusively for employees of the Company. The Balchem Corporation Employees Money Purchase Pension Plan and the 401(k) Savings Plan were combined into a single plan named Balchem Corporation 401(k)/Profit Sharing Plan. Assets of the Employees Money Purchase Pension Plan were merged into the new 401(k)/Profit Sharing Plan.

           General

           The Plan is a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have sixty days of service and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

           The Company pays administrative and record-keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

           Contributions

           Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 35 percent of each participant's elected contribution up to $3,500, and the Company may make discretionary Company profit sharing contributions. Matching contributions are made in Company stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2000 and 1999 were discretionary Company profit sharing contributions made in January 2001 and 2000 for the 2000 and 1999 plan years totaling $207,994 and $185,649, respectively.

           Participant Accounts

           Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       4
                                                                     (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


           Vesting

           Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service.

           Investment Options

           Upon enrollment in the Plan, participants may direct employee contributions to any of the following options:

                  Chase Vista U.S. Treasury Securities Money Market Fund - Funds are invested solely in direct debt securities of the U.S. Treasury, including Treasury bills, bonds and notes. The fund aims to provide the highest possible level of current income while still maintaining liquidity and providing maximum safety of principal. This investment option was eliminated during 2000.

                  Fidelity Advisor Growth Opportunities Fund - Seeks long-term growth through a core investment in traditional growth stocks
                  - companies with above average growth in sales or earnings - plus other opportunities such as special situations, debt securities and cyclicals. This investment option was eliminated during 2000.

                  Fidelity Advisor Balanced Fund - Seeks income and capital growth utilizing a balanced approach to provide the best possible total return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks. This investment option was eliminated during 2000.

                  Fidelity Advisor High Yield Fund - Seeks a combination of a high level of income and the potential for gains. Investments focus on mature companies that are poised for dramatic growth and "turnaround" companies that are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment. This investment option was eliminated during 2000.

                  Fidelity Advisor Oversees Fund - Seeks growth of capital primarily through investments in foreign securities. The fund normally diversifies its investments across equity securities of issuers located in different countries and regions. The fund may also invest up to 35% of its assets in any type of debt securities. This investment option was eliminated during 2000.

                  Charter Guaranteed Income Funds - A fixed income fund that seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. The fund offers predictability of investment return. The fund invests primarily in intermediate term bonds and commercial mortgages within Connecticut General Life Insurance Company's general account. This is a new investment option in 2000.


                                       5
                                                                     (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



                  Janus Aspen Balanced Account - A mutual fund which seeks long term capital growth consistent with preservation of capital and balanced by current income, by investing in a combination of equity and fixed income securities. This is a new investment option in 2000.

                  CIGNA Lifetime Funds (30 & 40) - Lifetime funds are a family of funds based on the lifecycle approach to investing - that different bond/stock mixes are appropriate for individuals at different stages of their life. The objective of the funds varies in keeping with the investment timeline, which uses the participant's age as indicator of time remaining to retirement. This is a new investment option in 2000.

                  Charter Large Company Stock Growth Fund - A mutual fund, managed by Morgan Stanley Dean Witter, whose investment strategy seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles. This is a new investment option in 2000.

                  Charter Large Company Stock Index - This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income. This is a new investment option in 2000.

                  Charter Large Company Stock Value I - This fund seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. To achieve this, the investment style emphasizes the preservation of capital, avoidance of risk and control of volatility. This is a new investment option in 2000.

                  Aim Value Account - A mutual fund that seeks to provide long-term growth of capital by investing primarily in equity securities judged by the portfolio manages to be undervalued. The generation of income is secondary. This is a new investment option in 2000.

                  INVESCO Dynamics - A mutual fund which seeks to provide capital appreciation. To minimize risk, the portfolio managers invest in a multitude of companies in a variety of industries. This is a new investment option in 2000.

                  Charter Small Company Stock Growth Fund - A mutual fund that seeks to achieve long-term capital appreciation by investing primarily in the common and preferred stock of growing US Companies involved in new product development and technological breakthroughs. This is a new investment option in 2000.

                  Janus Aspen Worldwide Account - A fund which seeks long-term growth of capital in a manner consistent with the preservation by investing in foreign as well as domestic securities. This is a new investment option in 2000.

                  Balchem Corporation Common Stock - Contributions may be invested in common stock of Balchem Corporation. Investments in this fund are limited to 10% of a participant's contribution.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



           Participants may change their investment options quarterly.

           Participant Loans

           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 2%.

           Payment of Benefits

           On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

           Forfeited Accounts

           Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $8,245 and $1,712 at December 31, 2000 and 1999, respectively.


(2)        Summary of Accounting Policies

           Basis of Accounting

           The financial statements of the Plan are presented on the accrual basis of accounting.

           Risks and Uncertainties

           The assets of the Plan at December 31, 2000 and 1999 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

           The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions and world affairs.

           Investment Valuation and Income Recognition

           Investment securities held in the Plan's funds are stated at fair value determined from publicly

                                       7
                                                                     (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



           quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           Use of Estimates

           The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

           Recent Accounting Pronouncements

           On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, SFAS No.
           133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.

(3)        Investments

           Investments at December 31, 2000 and 1999 consisted of:

                                                          2000            1999
                                                          ----            ----
                          Cash equivalents           $    704,065        672,854
                          Mutual funds                  3,338,410      3,486,279
                          Common stock                    775,577        349,139
                          Participant loans               134,970        157,389
                                                     ------------      ---------
                                                     $  4,953,022      4,665,661
                                                     ============      =========

                                       8
                                                                     (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999





           The following represents investments that represent 5% or more of the Plan's net assets:


                                                            2000          1999
                                                            ----          ----
            Chase Vista U.S. Treasury Securities Money
                  Market Fund                            $       --      672,310
            Fidelity Advisor High Yield Fund                     --      418,917
            Fidelity Advisor Balanced Fund                       --      459,243
            Fidelity Advisor Growth Opportunities Fund           --    2,110,986
            Fidelity Advisor Overseas Fund                       --      497,133
            Balchem Corporation Common Stock                775,557      349,139
            Charter Guaranteed Income Fund                  702,085           --
            Janus Aspen Series Balance Account              556,902           --
            Charter Large Company Stock Index             1,849,213           --
            Janus Aspen Series World Wide Growth            408,189           --
            Cigna Lifetime 40                               428,452           --
                                                          =========    =========

           During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                        2000            1999
                                                        ----            ----

                         Mutual funds               $ (541,726)        199,118
                         Common stock                  274,070          94,244
                                                    ----------        --------

                                                      (267,656)        293,362
                                                    ==========        ========


(4)        Nonparticipant-directed Investments

           Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             December 31
                                                     ---------------------------
                                                        2000            1999
                                                        ----            ----

                Net assets - Balchem Corporation
                      Common Stock                   $ 775,577          349,139
                                                     =========        =========



                                        9
                                                                     (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




                                                     Year ended December 31
                                                    --------------------------
                                                      2000              1999
                                                      ----              ----
Change in net assets:
      Contributions                                 $ 199,829         161,152
      Dividends                                         2,184              --
      Net appreciation                                274,070          94,244
Benefits paid to participants                         (32,400)        (12,075)
Fees                                                     (199)            (29)
Transfers (to) from participant
      directed investments                            (17,046)          3,335
                                                    ---------       ---------
                    Net increase in net assets
                         available for plan
                         benefits                     426,438         246,627

Net assets available for plan benefits
      at beginning of year                            349,139         102,512
                                                    ---------       ---------

Net assets available for plan benefits
      at end of year                                $ 775,577         349,139
                                                    =========       =========

           A portion of the Balchem Corporation Common Stock Fund is participant directed.


(5)        Plan Termination

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


(6)        Income Tax Status

           The Plan has received a favorable determination letter dated March 26, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 (7)       Withdrawn Participants

           Amounts allocated to participants who are no longer employed with the Company but have not elected to withdraw from the Plan were $826,393 and $960,135 at December 31, 2000 and 1999, respectively.



                                       10
                                                                     (Continued)

                                                                     Schedule 1

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

               Schedule H, Part IV, Line 4(i) - Schedule of Assets
                   Held for Investment Purposes at End of Year

                                December 31, 2000


                                                                                              Market
                                                                          Cost                value
                                                                     ---------------     ----------------
Charter Guaranteed Income Fund                                       $    702,085              702,085
Janus Aspen Series Balanced Account                                       568,039              556,902
Cigna Lifetime 40                                                         438,606              428,452
Cigna Lifetime 30                                                          18,570               18,877
Charter Large Company Stock - Value I                                       8,858                9,014
Charter Large Company Stock Index                                       2,004,847            1,849,213
Aim Value                                                                   5,113                4,788
Charter Large Company Stock - Growth II                                    19,739               17,861
Invesco Dynamics                                                           22,342               18,371
Charter Small Company Stock - Growth                                       26,998               26,743
Janus Aspen Series Worldwide Growth                                       459,994              408,189
Balchem Corporation Common Stock                                          704,074              775,577
Cash Equivalents                                                             --                  1,980
Participant loans (interest rates range from 9.25% to 11.50%)                --                134,970
                                                                     ---------------     ----------------

               Total                                                 $  4,979,265            4,953,022
                                                                     ===============     ================

                                                                  Schedule 2

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

      Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions

                          Year ended December 31, 2000


                                                                                       Current value
Identity of                               Purchase       Selling        Cost of         of asset on          Net gain
  party        Description of assets       price          price          asset        transaction date        (loss)
-----------    ---------------------    ------------   -----------    ------------    -------------------   -----------
  CGLIC         Balchem Corporation
                  common stock          $  574,130        N/A            574,130           574,130                --
  CGLIC         Balchem Corporation
                  common stock             N/A            646                643               646                 3
                                        ============   ===========    ============    ===================   ===========

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date: June 28, 2001

                                           BALCHEM CORPORATION
                                           401(k)/Profit Sharing Plan


                                           By:  Balchem Corporation,
                                                Plan Administrator

                                           By:     /s/ Dino A. Rossi
                                               --------------------------------
                                                  Dino A. Rossi, President,
                                                   Chief Executive Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                     Exhibit Description
-----------                     -------------------

    23                          Consent of KPMG LLP